Northern Trust Corporation

50 South La Salle Street

Chicago, Illinois 60603

(312) 630-6000

October 26, 2007

Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Northern Trust Corporation

Definitive 14A Proxy Statement

Filed March 12, 2007

File No. 00-5965

Dear Mr. Windsor:

We have reviewed the comment letter of the staff of the Securities and Exchange Commission (the “Commission”) dated September 26, 2007 relating to the executive compensation disclosures in the 2007 definitive proxy statement (the “Proxy Statement”) of Northern Trust Corporation (the “Corporation”). The following are the Corporation’s responses to the Commission staff’s comments. For convenience, the Commission staff’s comments are reproduced in bold typeface, and the Corporation’s responses are set forth below each comment in regular typeface.

Related Persons Transaction Policy, page 15

1.	On page 16 you disclose the fact that officers and directors engaged in credit relationships with Northern Trust. You also disclose Northern Trust’s review of related party transactions on page 15. Please provide the revised representations required by Instruction 4 to Item 404(a) with regard to credit relationships between Northern Trust and your related parties.

Response:

The representations required by Instruction 4 to Item 404(a) of Regulation S-K appear on page 15 of the Proxy Statement in the context of describing the types of related person transactions that are permitted under the “Northern Trust Corporation Policy and Procedures With Respect to Related Person Transactions.” Specifically, the first bullet point under the caption “Related Person Transaction Policy” on page 15 provides:

Mr. Christian N. Windsor

October 26, 2007

•

An extension of credit to a related person that is made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated persons and does not involve more than the normal risk of collectibility or present other unfavorable risks. (The italicized language tracks the representations in Instruction 4 to Item 404(a).)

The disclosure of actual transactions on page 16 is made by reference to “the types of transactions identified in the bullet points above.” The additional representations appearing on page 16 — that these “transactions were undertaken in the ordinary course of business and on terms no less favorable to the Corporation and its subsidiaries as those prevailing at the time for comparable transactions with non-related persons” — were meant to supplement, and not to supplant, the disclosure on page 15.

In future filings, we will disclose only the representations required by Instruction 4 to Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 22

2.	You discuss various factors considered by the Committee in recommending and approving executive compensation amounts or target amounts for the named executives. In particular, you discuss the desire to set compensation at “approximately the median” amounts paid by your peer group companies. You also discuss the fact that compensation is set based upon corporate performance reaching certain levels as well as individual officers meeting individual performance measurements. Please clarify how each element of compensation is determined, both the targeted payments as well as how the actual payouts are calculated. For example, discuss how the Committee determined the targeted award amounts discussed on page 26 and any changes between the targeted amounts and the amounts actually awarded. To the extent that the Committee used its discretion to ultimately set amounts, in addition to reference specific requirements of the executive compensation plan of Northern Trust, please clarify those incidents where discretion was used. Please refer to Item 402(b)(1)(v) and to Item 402(b)(2)(v, vi and vii) of Regulation S-K.

Response:

The disclosure on pages 23-28 of the Proxy Statement describes how and why the Compensation and Benefits Committee (the “Committee”) of the Corporation’s Board of Directors determined “total compensation” and each element of total compensation for the named executive officers of the Corporation. In future filings, we will supplement this description with the following information (to the extent it is not duplicative of information already contained on pages 23-28 of the Proxy Statement):

Mr. Christian N. Windsor

October 26, 2007

General. The Committee sets total compensation and each element of total compensation — base salary, annual cash incentives, and equity compensation — based principally on the following factors:

•

“Total Compensation Strategy — Committee Guidelines,” reviewed and updated periodically by the Committee based on comparative competitive information, showing base salary ranges for the Corporation’s Chief Executive Officer (“CEO”) and the other named executive officers, together with annual cash incentives and equity compensation ranges expressed as a percentage of base salary;

•

The CEO’s recommendations with respect to base salary, annual cash incentive, equity compensation, and total compensation for each named executive officer other than the CEO, based on the CEO’s assessment of the named executive officer’s performance;

•

Peer group company information provided by Hewitt Associates, LLC (“Hewitt”), the Committee’s executive compensation consultant, including the median range for each compensation element and “total compensation” for all such companies; and

•

The compensation history of each named executive officer, listing current and historical base salary, annual cash incentives, and equity compensation awards (identifying those equity compensation awards that are still outstanding).

Base Salary. The Committee does not use performance targets or performance formulas to set the base salaries of the Corporation’s named executive officers. Instead, it exercises its discretion, taking into account the median of salaries for similar positions in its peer group companies and the objective and subjective factors that it believes are relevant to a particular position and to the particular individual. For example, the base salary of the CEO in a given year may be influenced by the Committee’s assessment of the CEO’s performance in the areas of executive leadership, the development of senior officers, and progress made by the Corporation on diversity and ethics initiatives. A business unit leader’s base salary is likely to be affected by the performance of that business unit in the most recent fiscal year as well as the executive’s achievement of objective goals (e.g., decrease staff turnover) and subjective goals (e.g., improve the effectiveness of communications with employees) established by the CEO for that executive. In all cases, base salary adjustments take into consideration the named executive officer’s prior year’s base salary, the CEO’s recommendation (for all executive officers other than himself), relevant peer group information, significant changes in responsibility, and individual performance.

Mr. Christian N. Windsor

October 26, 2007

Annual Cash Incentives. In 2006, the annual cash incentive guidelines under the “Total Compensation Strategy – Committee Guidelines” referred to above were 3 times base salary for the CEO and 1 1/2 to 2 1/2 times base salary for the other named executive officers. These guidelines are not performance targets, but instead reflect the Committee’s consideration of the nature and scope of the named executive officers’ job responsibilities, relevant peer group company information with respect to cash bonuses, and the award limitations set forth in the Management Performance Plan (“MPP”), the Corporation’s cash incentive plan for its executive officers. As is the case with base salaries, annual cash incentives actually awarded to the named executive officers are not tied to any specific formula. Rather, the Committee exercises its discretion to grant annual cash incentives based on an overall assessment of how individual executive officers and the Corporation itself performed in the prior fiscal year. The specific factors identified on pages 24-25 of the Proxy Statement are the types of factors generally considered by the Committee in determining cash incentive awards, but performance in different years may be assessed by different criteria as determined by the Committee. For example, in 2006, the Committee granted (i) an annual cash incentive to the CEO equal to approximately 2.4 times his base salary, and annual cash incentives ranging from approximately 1 to 1.25 times base salary for the other named executive officers, based on, among other things, the Corporation’s positive revenue growth, positive operating leverage, and increases in assets under custody and assets under management, and the individual contributions of the named executive officers to the Corporation’s results. In 2003, by contrast, the Committee determined, in its discretion, not to make any annual cash incentive awards to most of the named executive officers on the basis that the Corporation’s performance that year did not merit such awards, notwithstanding the positive individual accomplishments of the named executive officers.

Equity Compensation Awards. In 2006, the guidelines for the total dollar amount of equity compensation, as a multiple of base salary, were seven-to-eight times for the CEO, approximately four-to-five times for the President, and approximately three-to-four times for the other named executive officers under the “Total Compensation Strategy – Committee Guidelines” referred to above. Using these guidelines, the Committee made its award determinations based on the factors described on pages 25-27 of the Proxy Statement.

In sum, stock option, restricted stock unit awards, and performance stock units are granted in the Committee’s discretion based on its assessment of the individual named executive officer’s performance, the CEO’s recommendation, equity awards granted in the prior two years, and the number of shares retained from prior equity awards. This exercise of discretion is undertaken in the context of the Committee’s focus on total compensation and, accordingly, takes into consideration the base salary adjustment, the annual cash incentive, and the other equity awards granted to the named executive officer.

Mr. Christian N. Windsor

October 26, 2007

In addition, in the case of performance stock units, the actual number of units to be distributed are tied to a specific performance goal. As set forth in the table in footnote 2 on page 40 of the Proxy Statement, awards of performance stock units will be earned based on the Corporation’s average earnings per share growth over the three-year period beginning January 1, 2006 and ending December 31, 2008. The referenced table shows the percentage of stock units that will be earned for specific earnings per share growth numbers ranging from 0% to 12% and above.

3.	In your discussion of the effect of corporate and individual performance, please discuss the targeted performance for each of the metrics that you mention. In particular, please discuss the targeted performance and the threshold performance necessary to receive an award and any level of performance which would result in a maximum award amount. Furthermore, please clarify how the Committee determines award amounts based upon the various performance metrics discussed on page 24. If you did not disclose the performance target ranges because you determined that disclosing particular performance targets is not required because it would expose Northern Trust to competitive harm, please provide the staff with your legal analysis of the confidential nature of the disclosure, addressing how you determined that the disclosure of the target would cause competitive harm to Northern Trust. Also, for items of disclosure which you determine are confidential, please include the discussion of the level of difficulty required to reach the performance targets required by Instruction 4 to Item 402(b) of Regulation S-K. Provide sufficient detail regarding the level of performance required to reach the target compensation amount that the reader can understand the rigor expected of the named executives. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v and vi) of Regulation S-K.

Response:

Except as described below, the terms “target,” “threshold” and “maximum” performance, as used in the Commission’s executive compensation disclosure rules, are not relevant to the Corporation’s executive compensation program because the Corporation does not use performance targets or performance formulas to set the compensation of its named executive officers.* Base salary adjustments, stock option grants, and restricted stock grants are made by the Committee in its discretion based upon the factors and the types of information described above in the response to comment no. 2; none are tied to specific performance metrics or subject to specific performance targets.

*	Instruction 2 to Item 402(d) of Regulation S-K defines (i) “threshold” performance as the “minimum amount payable for a certain level of performance,” (ii) “target” performance as “the amount payable if the specified performance target(s) are reached, and (iii) “maximum” performance as “the maximum payout possible under the plan.”

Mr. Christian N. Windsor

October 26, 2007

“Target” performance and “threshold” performance are likewise not relevant to annual cash incentive awards under the MPP. However, the term “maximum” performance is relevant to the MPP as maximum award amounts are fixed by the terms of the MPP. An annual cash incentive for the CEO may not exceed 0.6% of consolidated net income in any year; the maximum award amount for the President is set at 0.4% of consolidated net income; and the maximum award amount for other MPP participants, including the other named executive officers, may not exceed 0.3% of consolidated net income. Aside from these MPP limitations, however, the Committee has the authority to grant annual cash incentives to the MPP participants, including the named executive officers, as it deems appropriate in the exercise of its discretion. There is no “threshold” level of performance that will result in the grant of an award, and there is not any “target” level of performance based on consolidated net income under the MPP (although as noted in response to comment no. 5 below, the Corporation included “target” amounts in the Grants of Plan-Based Awards table based on the prior year’s awards, as required by Instruction 3 to Item 402(d) of Regulation S-K).

In the case of performance stock unit awards, the Corporation does identify “threshold,” “target,” and “maximum” awards in the Grant of Plan-Based Awards table in the Proxy Statement because these awards use earnings per share growth as a performance measure. Thus, while an award of performance stock units itself is discretionary, the actual number of units earned and shares distributed will depend on the Corporation’s average earnings per share growth over the three-year period from January 1, 2006 through December 31, 2008. The table in footnote 2 on page 40 of the Proxy Statement discloses the range of performance stock units that could be earned by the named executive officers for particular earnings per share results.

Based on the above, we believe that the disclosure on pages 23-28 of the Proxy Statement adequately addresses the performance measure issues raised in the Commission staff’s comment.

4.	There appear to be significant differences in the amounts paid to Mr. Osborn and the amounts paid to the other named executive officers. Discuss the reasons that the Committee determined that the disparity in the amount of compensation of the Chief Executive compared to the other named executives was consistent with Northern Trust’s compensation program. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission clarified that you should discuss material differences in the compensation policies between the named executive officers. Please also refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

We will add disclosure in future filings that explains that the Committee considered various factors in determining the appropriateness of the compensation paid to Mr. Osborn as CEO vis-à-vis the compensation paid to the other executive officers named in the Proxy Statement, including the following:

Mr. Christian N. Windsor

October 26, 2007

•

As CEO, Mr. Osborn is ultimately responsible for the performance of the Corporation. He answers to the directors, stockholders, clients, employees, and the regulatory authorities. Mr. Osborn’s responsibilities are wide-ranging and include his stewardship of the Corporation, the development of short-term and long-term strategic plans, goals and objectives, the development of an effective senior management team, the positioning of the Corporation for current and future success, and effective communications with all of the Corporation’s constituencies. Accordingly, the Committee has structured a compensation package for Mr. Osborn that it believes is in line with the nature and scope of his job responsibilities and his accountability to the Corporation’s various constituencies.

•

A hallmark of the Corporation’s executive compensation program, as described on page 22 of the Proxy Statement, is that executive compensation should be competitive. As applied to Mr. Osborn, this means that the Committee seeks to compensate him at a level that is competitive with CEOs of the financial services companies in its peer group, based in part on competitive data received annually from Hewitt and adjusted as necessary in the Committee’s view to reflect, among other things, the relative financial and operating performance of the Corporation and its peer group companies.

•

Under Mr. Osborn’s leadership, the Corporation has grown into a global provider of investment management, asset and fund administration, and fiduciary and banking services, with revenues on a taxable-equivalent basis of over $3,000 million.

•

Mr. Osborn is a senior banking executive who has spent his entire 37-year career at the Corporation, currently serving as Chairman of the Board (12 years), CEO (12 years), a Director (13 years), and a member of the Management Group (17 years).

Annual Cash Incentives, page 24

5.	Please discuss the material features of the cash incentive program. For example, explain why Grant of Plan Based Awards Table does not list a threshold award amount for 2006. Also, discuss the variable nature of the awards under this program and the varying levels of payouts and the performance required to reach those levels. Please refer to Item 402(b)(1)(v and vi) as well as Item 402(b)(2)(v) of Regulation S-K.

Mr. Christian N. Windsor

October 26, 2007

Response:

The MPP is the Corporation’s cash incentive program for its executive officers. As described on page 24 of the Proxy Statement, the MPP is a stockholder-approved plan whose awards qualify as performance based compensation under Section 162(m) of the Internal Revenue Code.

The Committee determines awards under the MPP in its discretion, subject to certain maximum award limitations under the MPP. The only relevant performance measure for funding purposes is net income: no MPP awards may be made unless the Corporation has positive net income in a given year. However, the mere achievement of positive net income does not guarantee a cash incentive award under the MPP, and net income performance at certain levels does not automatically result in specific payouts. Rather, the Committee considers such corporate and individual performance factors that it deems appropriate in making its award determinations. For that reason, the Committee does not at the outset of a year fix “threshold” awards for the named executive officers, as the Committee may determine not to make any MPP awards for that year, as was the case with most of the named executive officers in 2003. Accordingly, as explained in footnote 2 to the “Grant of Plan-Based Awards” table on page 40 of the Proxy Statement, the “Grant of Plan-Based Awards” table did not list any “threshold” awards amount for 2006 because such amounts were not determinable. For similar reasons, “target” awards under the MPP were not determinable. However, as required by Instruction 3 to Item 402(d) of Regulation S-K, where “target” awards are not determinable, the “Grant of Plan-Based Awards” table must show representative amounts based on the prior year’s awards. As shown in the table on page 39 and as explained in footnote 2 on page 40, the Corporation has complied with this requirement.

As all of the foregoing information is presented in the Proxy Statement at pages 24-25 and 39-40, we do not believe that any additional information on the MPP is necessary in future filings.

Role of Committee and Management, page 33

6.	Please disclose engagement of and the assignments given to Hewitt Associates. Also, please provide more detail regarding the role of the Human Resources Department in advising the Committee. Please refer to Item 407(e)(iii) of Regulation
S-K.

Response:

We will expand in future filings our description of the roles of the Committee’s compensation consultant and the Human Resources Department to include the additional information below (to the extent not duplicative of information already contained in the Proxy Statement).

Mr. Christian N. Windsor

October 26, 2007

Role of Hewitt. The Committee has retained Hewitt as its human resources consulting firm to advise the Committee on matters pertaining to executive compensation. Hewitt’s engagement encompasses the following consulting services:

•

Assist the Committee’s decision-making with respect to executive compensation, ensuring that the Committee’s actions are consistent with the Corporation’s business needs, pay philosophy, prevailing market practices, and relevant legal and regulatory mandates.

•	Provide market data as background against which the Committee can consider CEO and senior management base salary, bonus, and long-term incentive awards each year.

•	Consult with the Committee on how best to make compensation decisions with respect to the Corporation’s management while continuing to represent shareholders’ long-term interests.

•	Apprise the Committee of best practices in association with director compensation.

Hewitt’s representative generally attends all meetings of the Committee throughout the year and undertakes such specific projects as assigned by the Committee from time to time.

In connection with the Committee’s review and approval of the compensation of the Corporation’s CEO and other executive officers, Hewitt was asked to provide comparative data and other information on current compensation practices and trends for chief executive officers and other senior executive officers in the financial services industry. At the request of the Committee, Hewitt provided information to the Committee on compensation paid by the peer group companies identified on page 22 of the Proxy Statement to chief executive officers and other executive officer positions comparable to the Corporation’s executive officer positions. The purpose of this information was to provide the Committee with comparative information against which to evaluate the competitiveness of the proposed CEO compensation being reviewed and evaluated by the Committee as well as the competitiveness of executive officer compensation recommended to the Committee by the CEO. The report reviewed the total compensation paid to executives at companies in the peer group during the previous year and how the compensation of similar positions at the Company compared to the median of those comparative compensation figures. This comparative data was also utilized by the Human Resources Department in the production of materials distributed to the Committee in advance of its meeting (including the summary (or tally) sheets referenced on page 34 of the Proxy Statement).

Mr. Christian N. Windsor

October 26, 2007

Representatives of Hewitt attended all meetings of the Committee at which compensation was reviewed and approved, presented Hewitt’s comparative compensation data (as well as Hewitt’s general insights into compensation trends and prevailing market practices), presented its views on the compensation proposed for approval by the Committee (taking into account its market research and insights into prevailing trends), and responded to specific questions of Committee members.

Role of Human Resources Department. The Corporation’s Human Resources Department assists the Committee in its compensation related determinations by collecting and providing to the Committee relevant historical and current market data (including data received from the Committee’s consultant, Hewitt, regarding peer group compensation practices and industry trends). Such information is compiled and presented to the Committee in advance of the meeting at which compensation is established and approved by the Committee. The Corporation’s chief human resources officer attends and participates in all Committee meetings, including in particular the meeting of the Committee at which the information collected by the Human Resources Department and the Hewitt information are presented.

With respect to the compensation of the CEO, the Human Resources Department provides historical and current data concerning the compensation of the CEO. Such information is presented to the Committee in the context of historical and current market data provided by Hewitt concerning the compensation of CEOs of the peer group companies listed on page 22 of the Proxy Statement. The Committee utilizes this data in undertaking its responsibility, consistent with its charter, to determine and approve the compensation (including each specific component comprising the total compensation package) to be paid or provided to the CEO based on its evaluation of the CEO’s performance against the corporation’s goals and objectives and taking into specific account, in determining any long-term incentive component of CEO compensation, the Corporation’s performance and relative stockholder return, the value of similar incentive awards given to CEOs of peer group and other comparable companies, including companies in the financial services industry, the value of long-term incentive awards granted to the CEO in recent years, and the CEO’s retention of those awards. The chief human resources officer participates in the discussions of the Committee concerning the setting of CEO compensation and provides such guidance in those discussions as requested by the Committee.

With respect to the compensation of executive officers other than the CEO, the Human Resources Department assists the CEO in his formulation of compensation recommendations by providing historical and current market data and specific information concerning the historical and current compensation of executive officers for which the CEO is establishing recommendations. This includes information comparing such executive officers’ stock ownership measured against stock ownership guidelines approved by the Committee. Once the CEO has established compensation recommendations for executive officers, those recommendations are presented by the Human Resources Department in a report to the

Mr. Christian N. Windsor

October 26, 2007

Committee delivered in advance of the February meeting. This report includes the summary (or tally) sheets referenced on page 34 of the Proxy Statement and provides the Committee with guidance comparing the recommendations against historical and current data and market trends, on a comprehensive basis, by individual position and by the specific compensation components listed on page 34 of the proxy statement.

7.	It appears that Mr. Osborn, your CEO, has a significant role in determining the measurements of corporate performance used to determine executive compensation, as well as determining the level of compensation of the other executive officers, including the other named executives. Please expand the discussion of the role of the CEO to clarify the extent to which the Committee retains oversight over the compensation program or compensation determinations. Please refer to Item 407(e)(ii) of Regulation S-K.

Response:

We will expand in future filings our description of the role of the CEO in compensation decisions to include the additional information below.

The Committee, consistent with its charter, retains ultimate oversight and responsibility for review and approval of the compensation of executive officers. In fulfilling these obligations, the Committee benefits from the review and evaluation of executive officer compensation undertaken by the CEO with assistance from the Corporation’s human resources department.

The CEO provides to the Committee his recommendations for total compensation (including the specific elements and mix of such compensation) to be paid to each of the Corporation’s executive officers. In establishing such recommendations, the CEO evaluates the performance of executive officers during the prior year against performance expectations established by the CEO. These performance expectations are not weighted or scored and are comprised of a mix of objective and subjective factors. As noted previously, some performance expectations may relate to quantitative aspects of the Corporation’s financial results, while others may be more qualitative aspects, such as the achievement of acquisition integration, client development or diversity goals. In formulating his recommendations, the CEO is assisted by the human resources department which supplies the data regarding the historical and current compensation, as well as comparative data supplied by Hewitt, for each executive officer.

The recommendations of the CEO are reviewed by the Committee in advance of its meeting. The recommendations are presented to the Committee by the Corporation’s human resources department in a summary report that provides direct comparison of the recommendations against historical and current comparative data supplied by the human resources department and Hewitt. The recommendations and this comparative data are reviewed and evaluated by the Committee in the context of additional information on broader industry

Mr. Christian N. Windsor

October 26, 2007

compensation trends and market practices as reported by Hewitt. The Committee gives substantial weight to the recommendations of the CEO, but retains the ultimate oversight and responsibility to make modifications to the total compensation or the levels of particular compensation elements recommended by the CEO.

Potential Payments Upon Termination of Employment or Change in Control, page 54

8.	Please discuss how the Committee determined that the level of benefits granted to the named executive officers under the termination and change in control provisions was appropriate. Please refer to Item 402(b)(1)(vi) and Item 402(j) of Regulation S-K.

Response:

The Corporation articulated its rationale for entering in employment security agreements with its named executive officers on page 31-32 of the Proxy Statement. As noted in that description, Mr. Osborn, Chairman and CEO of the Corporation, voluntarily terminated his employment security agreement in February 2007 based on his view that the benefits under such agreement were unnecessary given that he is already retirement eligible and has accumulated significant equity ownership over his 37-year career with the Corporation. Accordingly, the discussion of the benefits under “Employment Security Agreements” on pages 54-57 of the Proxy Statement applies only to the named executive officers other than Mr. Osborn.

We believe the disclosure on pages 31-32 and 54-59 of the Proxy Statement accurately explains how and why the Corporation fixed the level of benefits payable under the employment security agreements and under various termination of employment scenarios. These decisions were exercises in judgment, informed by (i) the recognition that the Corporation does not have employment agreements with its named executive officers, (ii) the Corporation’s desire to provide the named executive officers with sufficient security to assure they are not distracted and remain focused on maximizing shareholder value during and after a change in control, (iii) the Corporation’s goal of providing executive compensation at levels that are competitive with similar positions to those in its peer group companies, (iv) the nature and scope of the job responsibilities undertaken by the named executive officers, and (iv) the terms of other types of compensation paid by the Corporation to the named executive officers.

Notwithstanding the foregoing, the Corporation will expand its disclosure in future filings to include a fuller discussion of the impact of market forces on the terms of the benefits payable to the named executive officers under various termination scenarios. In particular, the disclosure will address how the competitive environment, reflected in relevant peer group company information, influenced the decision to provide for employment security agreements, the decision to set the level of lump sum payments equal to three years of salary and bonus, and the decision to provide for the vesting of equity compensation awards, the

Mr. Christian N. Windsor

October 26, 2007

continuation of coverage under certain health and welfare plans, and other protections afforded in the event of a termination of employment in connection with a change in control or under other termination of employment scenarios.

9.	Please disclose the assumptions used to value the benefits under the termination and change in control provisions. Please refer to Item 402(j) of Regulation S-K for a discussion of appropriate assumptions.

Response:

The material assumptions used by the Corporation to value the benefits under the applicable termination and change in control provisions, as required by Item 402(j) of Regulation S-K, are disclosed in the Proxy Statement on pages 54-59 and summarized below. The Corporation is not aware of any requirement for additional disclosure regarding these assumptions.

General Assumptions. The Corporation assumed that the termination of employment in connection with a change in control occurred on December 29, 2006 (the last business day of the Corporation’s 2006 fiscal year). The Corporation also assumed a stock price of $60.69 per share, which was the closing market price of the Corporation’s common stock on December 29, 2006.

Cash Value Assumptions. The lump sum payments of base salary and cash incentives reflect an assumption that the named executive officers became eligible for benefits under the employment security agreements due to a termination of employment on December 29, 2006. The cash payments for three years of continued coverage under the Corporation’s health, dental, life, accident, disability, and other welfare benefit plans were determined by multiplying the annual cost to the Corporation of providing such coverage to an executive by three. The cash value of the additional age and service credits for which Mr. Waddell would be entitled under the Corporation’s retiree medical plans and Supplemental Pension Plan are based on (i) assumptions that Mr. Waddell retires at age 60 (when he is eligible for unreduced benefits) and immediately commences his Supplemental Pension Plan benefits, and (ii) actuarial assumptions used by the Corporation for financial reporting purposes under SFAS Nos. 87 and 106.

Stock Value Assumptions. Stock options, restricted stock units and performance stock units are all assumed to be fully vested and exercisable by or payable to the holders in the case of a change in control. The value of the acceleration of stock options is determined by multiplying the number of shares subject to each option by the difference between the applicable option exercise price and $60.69, which was the closing market price of the Corporation’s common stock on December 29, 2006. The value of the accelerated restricted stock units and performance stock units is also determined by multiplying the number of shares subject to an award by the $60.69 closing market price. In the case of a termination of employment due to death, disability, or retirement in the absence of change in control, stock options become fully vested and restricted stock units and performance stock units vest on a pro-rated basis under the terms of the award agreements.

Mr. Christian N. Windsor

October 26, 2007

* * * * *

As requested by the Commission staff’s letter, the Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please call either of the undersigned at (312) 557-8265 (for Mr. Welsh) or (312) 444-3538 (for Mr. Moen).

Very truly yours,

/s/ Kelly R. Welsh
Kelly R. Welsh
Executive Vice President and
General Counsel

/s/ Timothy P. Moen
Timothy P. Moen
Executive Vice President
Human Resources and Administration